EXHIBIT 12.0

STATEMENT RE: RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003
Including Interest on Deposits:
Earnings before income taxes	$444,714	$531,968	$492,682
Combined fixed charges:
Interest expense on deposits	202,823	90,389	64,231
Interest expense on borrowings	380,828	300,513	179,954
Appropriate portion (1/3) of rent expenses	5,370	4,565	2,975

Total fixed charges	$589,021	$395,467	$247,160

Earnings before income taxes and fixed charges	$1,033,735	$927,435	$739,842

Ratio of earnings to fixed charges	1.76x	2.35x	2.99x

Excluding Interest on Deposits:
Earnings before income taxes	$444,714	$531,968	$492,682
Combined fixed charges:
Interest expense on borrowings	380,828	300,513	179,954
Appropriate portion (1/3) of rent expenses	5,370	4,565	2,975

Total fixed charges	$386,198	$305,078	$182,929

Earnings before income taxes and fixed charges	$830,912	$837,046	$675,611

Ratio of earnings to fixed charges	2.15x	2.74x	3.69x